VIA EDGAR

October 25, 2016

Ms. Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	Computer Sciences Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended April 1, 2016 (the “Form 10-K”)
Filed June 15, 2016
File No. 001- 04850
Response to letter dated September 8, 2016 (the “Letter”)

Dear Ms. Collins:
This letter shall serve to supplement the letter dated September 22, 2016 from Computer Sciences Corporation (“we,” “our,” “us” or the “Company”) responding to comments of the staff of the Securities and Exchange Commission (SEC) on our Form 10-K for the year ended April 1, 2016. Based on our conclusions, the Company will no longer present free cash flow in future documents filed with the Commission.
We plan to include in future furnished documents and investor presentation the following description of adjusted free cash flow and its usefulness to investors and management:
“Adjusted free cash flow is a non-GAAP liquidity measure and is defined as net cash provided by (used in) operating activities of continuing operations and investing activities adjusted to remove the impact of other adjusting items which we believe do not reflect the ongoing performance of the businesses. The Company's definition of such measure may differ from that of other companies, including other companies in our industry. It should not be considered a substitute for financial measures determined in accordance with GAAP.
Adjusted free cash flow is a useful supplemental measure to investors in evaluating the company’s ability to generate cash by its core operations, reinvest in its businesses, return capital to shareholders and analyze trends in its businesses on a comparable basis by excluding the impacts of certain corporate actions. Management also uses adjusted free cash flow to evaluate relative performance of, and allocate resources among, its business units and to determine performance-based executive compensation.”

Computer Sciences Corporation | Corporate Office | 1775 Tysons Boulevard | Tysons, Virginia 22102
t+ 1.703.245.9675 | f+ 1.703.991.0430 | www.csc.com

Please do not hesitate to contact us should you have any questions or require any clarification relating to the response above.

Sincerely,
/s/ Neil A. Manna
Neil A. Manna
Vice President, Corporate Controller
and Principal Accounting Officer

Copy to: Michael Titta, Deloitte & Touche, LLP